China Tianfeihong Wine Inc.

1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District
Putian City, Fujian Province, China

March 21, 2014
Via EDGAR and Federal Express
Craig Slivka
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washing, DC 20549

Re:	China Tianfeihong Wine, Inc.
Form 8-K
Filed December 31, 2013
File No. 000-54843

Dear Mr. Craig Slivka:

Set forth below is the response on behalf of China Tianfeihong, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 27, 2014 (the “Comment Letter”) concerning the referenced Form 8-K which was filed with the Commission on December 31, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of an amended Form 8-K, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Form 8-K filed December 31, 2013

General

1.              Please revise the cover page of your filing to include the correct File Number.

The company has revised the cover page to include the correct File Number as 000-54843.

Item 1.01 Entry into a Material Definitive Agreement

2.              We note your disclosure that the “foregoing description of the terms of the Stock Purchase Agreement and Exchange Agreement . . . is qualified in its entirety by reference to the provisions of those documents filed as Exhibit 2.1, to this report . . . .” As the Share Exchange Agreement appears to be filed as Exhibit 2.2, please revise your disclosure to refer to the correct exhibits.

The company has revised the disclosure as requested on page 3 to refer to Exhibit 2.2.

Item 4.01 Changes in Registrant Certifying Accountant

3.              Please revise your disclosure to state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-K.  Please also disclose the date of such resignation, declination to stand for re-election or dismissal.

The Company has revised the disclosure as requested on page  5.

4.              You indicate that “On October 29, 2013, the Company provided a copy of this Form 8-K prior to its filing with the SEC. . . .”  It appears that the disclosures provided in your Form 8-K filed on December 31, 2013 are sufficiently different from the disclosures provided in your Form 8-K dated October 29, 2013 such that you should obtain and file an updated Exhibit 16 letter from the former accountants stating whether they agree with the statements made in this current Form 8-K.

The Company has filed an updated Exhibit 16 letter as requested.

5.             You state in the last paragraph “During the period the Company engaged Malone Bailey, neither the Company nor anyone on the Company’s behalf consulted with KCCW. . . .” Please revise to state, if true, that there were no consultations with KCCW through the date KCCW was engaged.   Refer to Item 304(a)(2) of Regulation S-K.

The Company has revised the disclosure as requested on page 5.

Item 5.01 Changes in Control of Registrant

6.              We note your disclosure that “[p]rior to the Closing . . . Ms. Hong Yang served as the Chief Executive Officer, President and Sole Director.” We note similar disclosure under Item 5.02.  In your Current Report on Form 8-K filed on June 28, 2013, we note that Mo You Yu also served as a director until his resignation on June 28, 2013.  Please revise your disclosure wherever you note that Ms. Yang previously served as your sole director to correct this inconsistency and also disclose Mo You Yu’s resignation.

The Company has revised the disclosure as requested throughout the document. Ms. Yang previously served as the director with Mo You Yu, as opposed to the sole director, and Mo You Yu resigned from the director position he held with the Company on June 28, 2013.

Form 10 Disclosure

China Tianfeihong Corporate Structure

7.              Please revise your organizational chart to clarify the geographic area you are referring to with respect to “offshore” and “onshore.”

The Company has revised its organizational chart as requested on page 12. “Offshore” indicates the areas outside PRC, while “onshore” indicates the areas within PRC.

Our Industry

8.              Please revise your disclosure to clarify what you mean by the “stimulation of the national economic policy” and supplementally provide us with support for your disclosure that “the price of major liquor-making raw materials remains stable and the supply of the liquor making industry grows rapidly.”  If the foregoing statements are your opinions or beliefs, please characterize them accordingly in your disclosure. The statements appear distinct from the statistical information obtained from the National Bureau of Statistics of China and other sources noted.

The Company has revised the disclosure as requested on page 16.

9.              We note your disclosure that “[n]owadays, consumers are more concerned about their health, and more rational towards white liquor consumption.” Please explain what you mean by “more rational towards white liquor consumption.” Please also characterize as opinion or belief the beneficial aspects of fruit wine discussed in this same section.

The Company has revised the disclosure as requested on page 17.

Competition

10.            Please revise your disclosure to clarify what you mean by “reasonable price” and “continuous benefits to customers.”

The Company has revised the disclosure as requested on page 17.

11.           Your disclosure that you distribute “fruit wine purchased from its manufacturer suppliers through advertising and promotion activities, thereby realizing low investment, quick return, and sustainable growth in revenue” is unclear. Please revise to clarify whether you engage in advertising and promotion activities or if you are referring to the advertising and promotion activities performed by others.  Please also provide support for your claims of “low investment, quick return, and sustainable growth in revenue.”

The Company has revised the disclosure as requested on page 17.

12.           Please clarify whether your competitive position is primarily impacted by other distributors, manufactures, or the nature of the products themselves.  We note your statement that your “competitive advantage can be attributed to its products which contain less alcohol than white liquors and are cheaper in price than high-grade wine products.”

The Company has revised the disclosure as requested on page 17 .

Our Growth Strategy

13.           Please disclose whether you currently sell any wine products under the Tianfeihong Brand or any other company-owned brands and whether you currently have any manufacturing capability.  Please also provide a timeframe for your long-term development strategy and the estimated costs associated with your long-term production, branding and manufacturing goals.

Company has revised the disclosure as requested on page 18.

Intellectual Property

14.           We note your disclosure that Fujian Tianfeihong does not have any intellectual property. We also note references to your “unique Tianfeihong Brand” under the section entitled “Our Growth Strategy.”  Please advise.

The Company has revised the disclosures on page 18  and 19 to clarify that the Company has no intellectual property as of today.

Regulation of Income Taxes

15.            Please clarify how you are impacted by the regulations discussed.  For instance, please disclose whether and how you are affected by the Administrative Measures for Assessment of High-New Tech Enterprises and Catalogue of High/New Tech Domains Strongly Supported by the State.

The Company has deleted the disclosures as requested as these are not applicable.

Risk Factors

General

A slowdown or other adverse developments in the PRC economy or other major economies . . .

16.           We note reference to the “industrial waste treatment industry . . . .” As this does not appear applicable to your current or planned business or operations, please revise or advise.

The Company has deleted such disclosures as it is not applicable on page 26.

 Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations

General

17.            Please enhance your MD&A to include the following:

•
You discuss the risk factors surrounding your ability to control Fujian Tianfeihong. Please discuss the risks and uncertainties surrounding management’s ability to control Fujian Tianfeihong via your contractual arrangements; and

The company has revised the disclosure as requested on page  33.

•
In your critical accounting policy disclosures, please identify consolidation as a critical accounting policy and provide a comprehensive understanding of management’s judgments as to how the contractual arrangements allow for consolidation of Fujian Tianfeihong despite apparent control prohibitions.

The company has revised the disclosure as requested on page 40.

Comparison of Years Ended August 31, 2013 and 2012 and Three Months Ended November 31, 2013 and 2012

18.           For both your annual and interim periods, please revise your results of operations to:

•
Provide a discussion of the impact of exchange rates on your sales and cost of sales denominated in the Renminbi.  Your disclosure should discuss the translation effects of changes in the value of the Renminbi against the U.S. dollar; and

The company has added the discussion of the impact of exchange rate as requested on page F-14.

•
Quantify the reasons for the changes in your operating expenses from period-to- period.  For example, you indicate that the increase in selling expenses is mainly due to the increase in your gift and marketing expenses efforts without further quantification

.
The company has revised the disclosure as requested on page 37.

Please refer to Item 303 of Regulation S-K, Section 501.12 of the Codification of Financial Reporting Policies and Release No 33-8350 for guidance.

Gross Profit

19.           Your explanation that your gross profit, which increased 41% between fiscal year 2013 and 2012, and gross profit ratio, is “stable and reasonable” is not clear. Please provide more fulsome disclosure explaining your gross profit and clarifying what you mean by “stable and reasonable.”

The company has revised the disclosure as requested on page 37.

Selling expenses

General and administrative expenses

20.           We note that “entertainment” and “rent” expenses are noted in both your selling expenses as well as your general administrative expenses.  Please advise.

For the rental costs, since the management and marketing personnel locates at different locations, the house rents consumed are separately reported in management expenses and operating expenses.

For entertainment expenses, the entertainment expenses on the marketing business entertainment by marketing personnel are charged to operating expenses, and entertainment expenses used in enterprise management in normal administrative management are charged in administrative expenses.

21.           Please provide more disclosure with respect to your “cost control policy.”  Please specify when this policy was first implemented and what costs you are attempting to control.

The company has revised the disclosure as requested and deleted the reference to cost control policy as the Company does not have a formal policy implemented in writing on page 37.

22.           Please explain the nature of your “gift” and “marketing” expenses.

The company has revised the disclosure as requested on 37.

Liquidity and Capital Resources

23.           Net cash provided by operating activities was $1.4 million in 2013 compared to net cash provided by operating activities of $930,081 in 2012.  You have only listed the components that resulted in the increase in your cash flows provided by operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows provided by operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivables, advances to suppliers, inventory, and accounts payable. Please revise your disclosure for all periods presented.

The company has disclosed the material effect on operating cash flow on page 39.

Transactions with Related Persons, Promoters and Certain Control Persons

24.           Please revise your disclosure to clarify whether the indebtedness referred to as of September 30, 2013 and December 31, 2012 was to officers of the company who have since resigned in connection with the acquisition of Fujian Tianfeihong, or if the officers discussed refers to current officers of the company.  If this indebtedness is to former officers of the company, please advise as to the current status of such debt, including the material terms and expected repayment

The Company has revised the disclosure as requested on page 49

25.           Please provide the disclosure required by Item 404 of Regulation S-K with respect to Fujian Tianfeihong.

The Company has revised the disclosures as requested on page 49.

Legal Proceedings

26.           You disclosed that you are not aware of any such legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results.  Please revise your disclosure to also address the expected impact on your cash flows as well.

The Company has revised the disclosure as requested on page 50.

Description of Securities

27.            Please disclose the current number of preferred stock issued and outstanding, if any, and please disclose the rights, preferences and privileges of your preferred stock.

The Company has disclosed as requested on page 51.

Item 9.01 Financial Statements and Exhibits

28.           We note footnote (2) references the company’s registration statement filed on Form S-1 on September 15, 2010.  It appears this registration statement was withdrawn on September 20, 2010 and a new registration statement on Form S-1 was filed.  Please revise footnote (2) to reference the correct Form S-1, or advise. Additionally, your footnote reference to “Exhibit 3.2” cannot apply to the company’s bylaws, which appear to have been filed as Exhibit 3.3 to the registration statement filed on September 20, 2010.  Please ensure your footnotes refer and incorporate the correct exhibits from the correct filings.

The company has revised the footnote (2) to reference Exhibit 3.3 to the S-1 Registration Statement filed with the SEC on September 20, 2010.

29.           We note reference to footnote “(3)” for “pro forma financial information.”  As there is no accompanying footnote (3), please delete or advise.

The company has deleted the reference to footnote (3) for “pro forma financial information”.

Financial Statements – November 30, 2013

General

30.           Please address the comments below on your annual financial statements in your interim financial statements as well.

The Company acknowledges the Staff’s comments and has revised the disclosures accordingly.

31.           We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

a.	How do you maintain your books and records and prepare your financial statements?

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company does not maintain its books and records and prepare financial statements in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company maintains its books and records in accordance with GAAP used in the Peoples’ Republic of China (“PRC”). Once they are prepared in accordance with PRC GAAP, they are converted to US GAAP. The controls incorporated are as follows:

a)	Obtain the knowledge of the Company’s accounting principles and the industry practices;

b)	Perform analytical procedures; and

c)	Review the operation of the business, including:

• Meet and discuss with members of management who have responsibility for financial and accounting matters concerning the business and operations of the Company; and

• Review actions taken at meetings of the stockholders, board of directors, committees of the board of directors, or comparable meetings that may affect the financial statements of the Company.

Once the financial statements are converted to US GAAP, our contracted consultant conforms the financial statements to the format typically filed with the SEC. This formatting corrects any language ambiguities and properly sequences the disclosures.

After the financial statements are properly formatted and our disclosure is compliant with US GAAP, the financial statements are sent to KCCW Accountancy Corp. (KCCW), a PCAOB registered auditor and KCCW either reviews the financial statements for the interim period or delivers its opinion in connection with the annual audit.

b.	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Our financial statements are prepared by and under the supervision of our Chief FinancialOfficer, Ms. Lirong Zheng, pursuant to the following:

a)	Ms. Zheng’s role as the Company’s CFO is to supervise the preparation of our financial statements in accordance with PRC GAAP;

b)
Ms. Zheng’s past experience includes serving as finance Manager of Putian Qiusi Fruit Plant from 1993 to 1997 and finance manager of Changtai Tianbian Fruit Plant in Chengxiang District of Putian City from 1997 to 2005. Ms. Zheng served as accountant of Putian Loquat Wine Industry Co., Ltd. from 2005 to 2009 and served as Chief Financial Officer of Fujian Tianfeihong Wine Co., Ltd. since 2009 until now. Ms. Zheng received bachelor degree in accounting from Putian College in 1993.

c)	Ms. Zheng has a combined 21 years experience in PRC GAAP. Neither she nor anyone else in our accounting deparment have a US accounting professional designation or experience in US GAAP;

In addition, we engage outside consultant with U.S. accounting and finance background to provide us guidance in connection with preparation of U.S. financials. Dr. Xiaodong WU, the financial advisor of Tianfeihong Company, has years of experiences in serving investor relations and investment banking services for U.S. listed Chinese domestic companies. He once served as senior vice president at Alliance Advisors LLC, supervising the investor relations business for the Chinese companies getting listed in the U.S. He also acted as vice president in an investment bank of New York, leading the sales team and helping Chinese small and medium-sized enterprises getting listed and financed in U.S. Dr. Wu is now the managing partner of NYPC and an active investor of Chinese company as well.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.
The Company does not retain an accounting firm or other similar organization to prepare our financial statements.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

The company has stated the Dr. Wu’s qualification to prepare our financial statements above in the first part of section b of this comment 31.

c.	Do you have an audit committee financial expert?

We do not have an audit committee financial expert.

We note that you do not have an audit committee. Therefore, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Our board of directors’ knowledge of U.S. GAAP is limited and the Company does not have an audit committee. The Company engages outside consultant to advise the Board regarding knowledge of U.S. GAAP.

Financial Statements – August 31, 2013

Consolidated Statements of Cash Flows, page F-5

32.           In your supplemental disclosures, you indicate that you paid income taxes of $458,752 and $331,249 for the years ended August 31, 2013 and 2012 which are the same amounts you have reflected for your provision for income tax in the Consolidated Statements of Income on page F-3 for the corresponding periods. Please confirm that you paid the same amount of taxes as your provision for income taxes on August 31, 2013 and 2012. Otherwise, please revise your financial statements accordingly.

The Staff is respectively advised that the difference between accrued amount and actual payment of income taxes is deemed to be immaterial and the Company has revised the disclosure in the amendment as requested on page F-5 .

1. Organization and Description of Business, page F-6

33.           In November 2013, Fanwei Hengchang conducted a restructuring exercise whereby Fanwei Hengchang became the ultimate holding company of Changshi Tongrong, Changshitong Consulting, and Fujian Tianfeihong (collectively, the “Company”) through direct and indirect ownership interests.  The former shareholders and key management of Fujian Tianfeihong became the ultimate controlling parties and key management of Fanwei Hengchang.  This restructuring exercise has been accounted for as a recapitalization of Fujian Tianfeihong with no adjustment to the historical basis of the assets and liabilities of these companies, while the historical financial positions and results of operations are consolidated as if the restructuring occurred as of the beginning of the earliest period presented in the accompanying consolidated financial statements. Please provide us with the ownership structure of each entity identified in the restructuring exercise both before and after the restructuring.  Please address any ownership differences.  With reference to the ownership structure of Fanwei Hengchang immediately before the Share Exchange as set forth under “Our Corporate History and Background” section in the Form 8-K, please address any differences between that ownership structure and the ownership structure of Fujian Tianfeihong before the restructuring.

The Company has revised the disclosure under “Our Corporation History and Background” section as requested on page 10 .

34.           Please expand your disclosures to discuss the $567,850 capital contribution in 2013 as reflected in your Consolidated Statements of Equity. In this regard, we note that your Consolidated Statement of Cash Flows reflects $559,910 as a cash contribution.

The difference arose from the different adoption of currency exchange rate: $567,850 in Consolidated Statements of Equity was calculated based on closing currency exchange rate while $559,910 in Consolidated Statement of Cash Flows was calculated based on average currency exchange rate.

35.           On page F-7, you indicate that as a result of the VIE agreements, Changshitong Consulting has consolidated Fujian Tianfeihong’s historical financial results.  Based on your consolidation of Fujian Tianfeihong, it appears that you are considered the primary beneficiary of Fujian Tianfeihong.  Please revise your disclosure to include the following:

•
Provide the disclosures required by ASC 810-10-50-5A. Your disclosures should include at a minimum your methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made;

•
Disclose the carrying amounts and classification of the VIE’s assets and liabilities in the statement of financial position that are consolidated, including qualitative information about the relationship(s) between those assets and liabilities.  Refer to ASC 810-10-50-3; and

•
Please disclose Fujian Tianfeihong’s revenues, cost of sales, net income as well as their cash flows from operating, investing and financing activities for each period presented.  Refer to ASC 810-10-50-10.

Response: The Company has added the disclosure in the amendment as requested in Note 1.

36.           With reference to the terms of the Exclusive Technical Service and Business Consulting Agreement, please address why you have not recognized noncontrolling interests related to your consolidation of Fujian Tianfeihong.  In this regard, please clarify how “total annual profit” is calculated and how much Fujian Tianfeihong exchanged for the technical support and consulting services provided by Changshitong Consulting for each period presented.

Response: The Company have revised the financial statements and recognized the non controlling interest in the amendment. “Total annual profit” means the net income for the period and the amounts that Fujian Tianfeihong exchanged for the technical support and consulting services provided by Changshitong Consulting for each period are as follows:

For the fiscal year ended August 31, 2012:

Total annual profit= RMB 6,429,955=$1,015,069

Net income attributable to NCI=$31,810

(RMB 6,429,955*0.05-RMB10,000*12months=RMB 201,498=$31,810)

For the 3 months ended November 30, 2012:

Total annual profit= RMB 2,140,735=$339,195

Net income attributable to NCI =$12,206

(RMB 2,140,735*0.05-RMB10,000*3months=RMB 77,037=$12,206)

For the fiscal year ended August 31, 2013:

Total annual profit= RMB 8,628,501=$1,380,339

Net income attributable to NCI =$49,820

(RMB 8,628,501*0.05-RMB10,000*12months=RMB 311,425=$49,820)

For the 3 months ended November 30, 2013:

Total annual profit= RMB 1,751,490=$285,185

 Net income attributable to NCI =$9,375

(RMB 1,751,490*0.05-RMB10,000*3months=RMB 57,575=$9,375)

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

General

37.            Under your “Customers” heading, you indicate that customers are entitled to one free unit of corresponding products if the order reaches certain units within a certain price range. With reference to the appropriate authoritative literature, please tell us how you account for free products earned by your customers. Please disclose your policy for free products in your accounting policies, as applicable.

The Company has revised the disclosure in Note 2-i.

i.     Revenue Recognition

38.           While you indicate that your revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) No. 104, your stated policy in not in compliance with SAB No. 104.  Please revise your disclosures accordingly.

The Company has revised the disclosure in the amendment as requested in Note 2-i.

j.     Cost of Goods Sold, page F-9

39.           Given your disclosures under your “Competition” heading that you do not manufacture products, please explain the nature of the manufacturing and overbrewing and processing costs and depreciation expense related to manufacturing equipment that are included in cost of goods sold. We also note your statement in Management’s Discussion and Analysis that your cost of goods sold are primarily comprised of the costs for wine purchase and VAT surcharge.  Please advise or revise your disclosures accordingly.

The Company has revised the disclosure in the amendment as requested in Note 1-j.

k.      Shipping Costs, page F-9

40.            You disclose that shipping costs for the year ended August 31, 2013 and 2012 were $368,581 and $274,655.  Please disclose where these amounts are classified in your Consolidated Statements of Income and Comprehensive income and whether amounts billed to customers for shipping costs are included in revenues, if applicable.  Refer to FASB ASC 605-45-50-2.

The Company has revised the disclosure in the amendment as requested in Note 2-k.

13. Subsequent Events, page F-14

41.           Here, and on page F-13 of your interim financial statements, you indicate that management has evaluated subsequent events through the date of this report, which is the date that the financial statements were available to be issued.  It is not clear what report you are referring to. Please revise to disclose the specific date through which management has evaluated subsequent events. Please refer to ASC 855-10-50-1.

The Company has revised the disclosure in the amendment as requested in Note 13.

Pro Forma Financial Information

Unaudited Pro Forma Combined Balance Sheet

42.           Your pro forma balance sheet information should be as of the most recent balance sheet date presented.  In this regard, please provide the historical balance sheet for Fanwei Hengchang as of November 30, 2013 rather than August 31, 2103.

The Company has revised the disclosure in the amendment as requested in Pro forma balance sheet information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

43.           Please revise the first sentence in the third paragraph of Note 1 to indicate, if true, that the prior shareholders of Fanwei Hengchang have become the majority shareholders of the combined entity.

The Company revised its disclosures as requested on page F-4. The prior largest shareholder Zhiliang Fang, holding 12% of equity interest in Fanwei Hengchang, have become the majority shareholder of the combine entity.

44.           Please expand your disclosures to show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example, it is not clear how you determined the pro forma adjustment of $412,570 to additional paid in capital. Please also clarify in Note 2.b. how China Tianfeihong repaid its shareholder “through returning of additional paid-in capital.”

The Company has revised the disclosures as requested on page F-4.

45.           You have not included any pro forma consolidated statements of income.  Please provide pro forma consolidated statements of income for the fiscal year ended August 31, 2013 and the three months ended November 30, 2013.  Please include basic and diluted earnings per share for all periods presented. Please also provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS.  Refer to ASC 260-10-45-7 and 260-10-50-1c.

The Company has revised the disclosures as requested on page  F-3 .

The company acknowledges that in responding to the Staff’s comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call Yue Cao Esq. at (212) 561-3617.

Sincerely,

/s/ Zhiliang Fang
Name: Zhiliang Fang
Company: China Tianfeihong Wine Inc.
Title: CEO and Chairman

cc:	Yue Cao, Esq.
Eaton & Van Winkle LLP
3 Park Avenue, 16 Floor
(212)-561-3617
ycao@evw.com